

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

Via E-mail
Dr. M. Ali Khatibzadeh
President and Chief Executive Officer
TranSwitch Corporation
Three Enterprise Drive
Shelton, Connecticut 06484

> **Re:** **TranSwitch Corporation**
> **Registration Statement on Form S-3**
> **Filed October 25, 2012**
> **File No. 333-184591**

Dear Dr. Khatibzadeh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

About TranSwitch Corporation, page 1

1. Please revise your prospectus summary to address your liquidity and financial condition. Include, among other relevant issues, your history of losses, accumulated deficit, negative working capital, burn rate, the nature and impact of your recent financings, and the need for an infusion of capital as mentioned in your recent Form 10-Q.

Exhibit 5.1

2. We note that the opinion is limited to the laws of Massachusetts and the Delaware General Corporation Law. However, you must file an opinion that addresses all relevant law of all applicable jurisdictions, without the assumption in the last sentence of the fourth paragraph on page 2 of this exhibit. For guidance, please refer to section II.B of Staff Legal Bulletin No. 19 (October 14, 2011). We note, for example, that the

indenture filed as exhibit 4.4 is governed by the laws of the State of New York. Please file a revised opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Timothy C. Maguire, Esq.